FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2006

Goldcorp Inc. (Translation of registrant's name into English)
Suite 1560, 200 Burrard Street Vancouver, British Columbia V6C 3L6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Suite 1560 - 200 Burrard St. Vancouver, BC, V6C 3L6 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange:GG

GOLDCORP TO RELEASE FIRST QUARTER RESULTS MAY 15TH -
SHAREHOLDERS MEETING APRIL 19TH

Vancouver, BC, April 6, 2005 - Goldcorp Inc. (TSX: G; NYSE: GG) will release first quarter results after market close on Monday, May 15th, 2006.

First Quarter Earnings Conference Call:

A conference call will be held Tuesday, May 16th at 11:00 a.m. (ET) to discuss these results. You may join the call by dialing toll free 1-877-888-3855 or (416) 695-6622 for calls from outside Canada and the US.

You can listen to a recorded playback of the call after the event until June 16th by dialing 1-888-509-0081 or (416) 695-5275. A live and archived audio webcast will also be available at www.goldcorp.com.

Annual and Special Meeting of Shareholders:

Goldcorp’s Annual and Special Meeting of Shareholders will be held at 4:00 p.m. (ET) on Wednesday, April 19th in Room 206 at the Metro Toronto Convention Centre (225 Front St. West, Toronto).

Goldcorp is the world’s lowest cost and fastest growing multimillion ounce gold producer. Annualized gold production in 2006 is expected to be approximately 2 million ounces at a cash cost of less than $150 per ounce, and Goldcorp remains unhedged. 2007 gold production is forecast to reach almost 2.4 million ounces at a cash cost of less than $175 per ounce.

For further information, please contact:

Julia Hasiwar
Director, Investor Relations
Goldcorp Inc.
1560-200 Burrard Street
Vancouver, British Columbia, V6C 3L6
Telephone: (604) 696-3011, Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: April 6, 2006	/s/Anna M. Tudela
Name: Anna M. Tudela
Title: Assistant Corporate Secretary and Director, Legal